FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 08, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,763,401	1,12	1,12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,763,401	1,12	1,12

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2010 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person		( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			246,258,674		28.23		28.23

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Sell	10/11/2010	115.000	25.05	2,880,750.00
Share	Common	Bradesco	Sell	10/13/2010	32.600	25.06	816,596.00
Share	Common

Bradesco

			Sell

10/14/2010

					9.000	25.00	225,000,00
Share	Common

Bradesco

			Sell

10/15/2010

					46.500	25.20	1,171,800,00
Share	Common	HSBC CTVM S/A (EX-CCF BRASIL CTVM)	Sell	09/30/2010	8.300	25.03	207,749.00
Share	Common	SLW C.V.C. LTDA.	Sell	09/30/2010	51.700	24.93	1,289.014
Share	Common	SAFRA CVC LTDA.	Sell	10/01/2010	60.000	25.11	1,506.704
Share	Common	VOTORANTIM CTVM LTDA	Sell	10/04/2010	30.000	25.02	750.478
Share	Common	CM CAPITAL MARKETS CCTVM LTDA	Sell	10/05/2010	30.000	25.08	752.305
Share	Common	BRASCAN S.A CORRETORA DE TÍTULOS E VALORES	Sell	10/06/2010	60.000	25.28	1,516.774
Share	Common	SANTANDER CCVM S/A(EX-ABN CCVM E SUDAMERIS CCVM)	Sell	10/06/2010	60.000	25.75	1,545,199.81
Share	Common	CRUZEIRO DO SUL S/A C.V.M.(EX CINCO CAVM)	Sell	10/07/2010	108.000	26.17	2,826,789.14
Share	Common	MERRILL LYNCH S/A CTVM	Sell	10/08/2010	60.000	26.40	1,584,429.78
Share	Common	CONCORDIA S/A CVMCC	Sell	10/11/2010	60.000	26.16	1,570,016.48
Share	Common	GRADUAL CCTVM LTDA	Sell	10/13/2010	60.000	25.53	1,531,904.38
Share	Common	CM CAPITAL MARKETS CCTVM LTDA	Sell	10/14/2010	30.000	25.03	751,196.38
Share	Common	SOCOPA SOC. COR. PAULISTA S/A	Sell	10/15/2010	60.000	24.99	1,499,401.89
Share	Common	BES SECURITIES DO BRASIL S/A CCVM	Sell	10/18/2010	30.000	25.02	750,763.72
Share	Common	HSBC CTVM S/A (EX-CCF BRASIL CTVM)	Sell	10/18/2010	93.100	24.92	2,320,510.25
Share	Common	SAFRA CVC LTDA.	Sell	10/18/2010	3.000	24.92	74,767.72
Share	Common	BRASCAN S.A CORRETORA DE TÍTULOS E VALORES	Sell	10/19/2010	48.700	24.89	1,212,214.66
Share	Common	CONCORDIA S/A CVMCC	Sell	10/19/2010	172.200	24.90	4,287,874.24
Share	Common	SAFRA CVC LTDA.	Sell	10/19/2010	35.200	24.80	873,041.53
Share	Common	MERRILL LYNCH S/A CTVM	Sell	10/20/2010	84.500	24.80	2,095,913.39
Share	Common	GRADUAL CCTVM LTDA	Sell	10/22/2010	114.000	24.46	2,788,948.05
Share	Common	SANTANDER CCVM S/A(EX-ABN CCVM E SUDAMERIS CCVM)	Sell	10/25/2010	153.900	23.96	3,688,290.50
Share	Common	VOTORANTIM CTVM LTDA	Sell	10/26/2010	170.822	24.30	4,152,307.04

Closing Balance

Security/ Derivative	Characteristic of ,Security		Number		% interest
					Same kind		Total
Share

Common

			244,472,152		28,02		28,02

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14.020	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14.020	0,00	0,00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 08, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director